                                October 10, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn: Filing Desk

        Re: General Automation, Inc.
            Withdrawal of Registration Statement on Form S-1
            (Registration No. 333-34917)
            ------------------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477, General Automation, Inc. ("GAI") hereby requests that the Registration Statement on Form S-1 (the "Registration Statement") which it filed under the Securities Act of 1933, as amended (the "1933 Act"), on September 4, 1997 (Registration No. 33-34917) be withdrawn. The Registration Statement was filed to satisfy a contractual obligation owed by GAI to Texas Micro, Inc. (formerly Sequoia Systems, Inc.) to register certain GAI shares held by Texas Micro, Inc. under the 1933 Act. By an agreement recently reached by GAI and Texas Micro, Inc., that obligation has been terminated.

                                                Very truly yours,

                                                GENERAL AUTOMATION, INC.

                                                By: /s/ JOHN R. DONNELLY
                                                    ---------------------------
                                                    John R. Donnelly, Vice
                                                    President, Finance and
                                                    Chief Financial Officer